

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 28, 2020

<u>Via E-mail</u>
John L. Plueger
Chief Executive Officer
Air Lease Corp.
2000 Avenue of the Stars, Suite 1000N
Los Angeles, California 90067

   Re: Air Lease Corp.
     Form 10-Q for the quarterly period ended September 30, 2019
     Exhibit No. 10.2 – Amendment No. 7 to A330-900 NEO Purchase Agreement, dated,
     August 8, 2019, by and between Air Lease Corporation and Airbus S.A.S.
     Filed November 7, 2019
     File No. 001-35121

Dear Mr. Plueger:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance